Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

April 18, 2006

Dear Shareholder:

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, which will be held on Thursday, June 1, 2006 at 14:00 Greek local time (7:00 am EDT) in our Auditorium, 367 Syngrou Avenue, P. Faliro, Athens, Greece.

The following Notice of Annual Meeting of Shareholders and Proxy Statement describes the items to be considered by the shareholders at such meeting and contains certain information about our company and its officers and directors.

Please sign and return the enclosed proxy card as soon as possible in the envelope provided so that your shares can be voted at the meeting in accordance with your instructions. Even if you plan to attend the meeting, we urge you to sign and promptly return the enclosed proxy card. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

Sincerely,

D. John Stavropoulos
Chairman of the Board of Directors

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held On Thursday, June 1, 2006

NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Shareholders of Tsakos Energy Navigation Limited, a Bermuda corporation, will be held at 14:00 Greek local time, (7:00 am EDT) Thursday, June 1, 2006, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece for the following purposes:

1.	re-elect two directors who retire by rotation;

2.	to receive and consider the audited financial statements of the Company;

3.	to re-appoint Ernst & Young, Athens, who were first appointed in 2002, as auditors of the Company and to authorise the Audit Committee of the Board of Directors to set their remuneration;

4.	to set the remuneration of the directors; and

5.	to transact such other business as may properly come before the 2006 Annual Meeting.

Only holders of record of the Company’s Common Shares, par value $1.00 per share (the “Common Shares”), at the close of business on April 10, 2006 will be entitled to receive notice of, and to vote at, the 2006 Annual Meeting and at any adjournment thereof. As described in the attached Proxy Statement, the nominees for re-election are Messrs. Nusspickel and O´Neil.

You are cordially invited to attend the 2006 Annual Meeting. Whether or not you expect to attend the 2006 Annual Meeting in person, please fill out, sign, date and return at your earliest convenience, in the envelope provided, the enclosed proxy card, which is being solicited on behalf of the Company’s Board of Directors. The proxy card shows the form in which your Common Shares are registered. Your signature must be in the same form. The return of the proxy card does not affect your right to vote in person, should you decide to attend the 2006 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors

George V. Saroglou
Chief Operating Officer

Athens, Greece

April 18, 2006

IMPORTANT

IN ORDER TO ENSURE THAT A QUORUM WILL BE REPRESENTED AT THE ANNUAL MEETING, WE URGE SHAREHOLDERS TO COMPLETE, SIGN, DATE AND RETURN THEIR PROXY CARDS AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. THE RETURN OF THIS PROXY CARD WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE ANNUAL MEETING.

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

PROXY STATEMENT FOR THE ANNUAL MEETING OF SHAREHOLDERS

To be held on June 1, 2006

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Tsakos Energy Navigation Limited, a Bermuda corporation for use at the 2006 Annual Meeting of Shareholders of the Company to be held at 14:00 Greek local time, (7:00 am EDT), Thursday, June 1 2006, in the Company’s Auditorium at 367 Syngrou Avenue, P. Faliro, Athens, Greece and at any adjournments thereof. The approximate date on which this Proxy Statement and the accompanying proxy card are first being sent to the Company’s shareholders is on or about April 18, 2006.

VOTING OF PROXY, REVOCATION

A proxy in the accompanying form that is properly executed, returned and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the two nominees described herein, (ii) for the ratification of the Company’s accounts for the year ended December 31, 2005 (iii) for the ratification of the appointment of the Company’s auditors (iv) to set the remuneration of the directors and (v) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2006 Annual Meeting. Any shareholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to the Secretary of the Company of its revocation, (ii) executing and delivering to the Secretary of the Company a later dated proxy, or (iii) by appearing in person at the 2006 Annual Meeting and expressing a desire to vote his or her shares in person.

EXPENSES OF SOLICITATION

The expenses of the preparation of proxy materials and the solicitation of proxies for the 2006 Annual Meeting will be borne by the Company. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically, or other means, or by directors, officers and regular employees of the Company who will not receive additional compensation for such solicitations. D.F. King Co. Inc. has been engaged by the Company to assist in the solicitation of proxies for a fee of $9,000 plus their costs and expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of the Company’s Common Shares, par value $1.00 per share.

VOTING SECURITIES

Holders of the Company’s Common Shares as of the close of business on April 10, 2006 will be entitled to notice of, and to vote at, the 2006 Annual Meeting or any adjournments thereof. On that date there were 19,070,695 Common Shares outstanding, the holders of which are entitled to vote for each share registered in their names with respect to each matter to be voted on at the 2006 Annual Meeting. The presence in person or by proxy (regardless of whether the proxy has authority to vote on all matters), of two shareholders of record will constitute a quorum at the 2006 Annual Meeting.

Assuming that a quorum is present at the 2006 Annual Meeting, directors will be elected by a plurality of the votes cast at the 2006 Annual Meeting by holders of Common Shares present in person or represented by proxy. Approval of other items at the 2006 Annual Meeting requires that the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Withholding authority to vote for directors and broker non-votes will not affect the election of directors. Abstentions and broker non-votes will not affect the outcome of the vote on other proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding Common Shares as of March 15, 2006 held by:

•	each person or entity that we know beneficially owns 5% or more of our Common Shares;

•	each of our officers, directors and director nominees; and

•	all our directors, director nominees and officers as a group.

Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”). In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 15, 2006 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 19,070,695 Common Shares outstanding on March 15, 2006. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1):	4,499,302	23.6%
Kelley Enterprises Inc.(1)	2,140,412	11.2%
Marsland Holdings Limited(1)	1,300,234	6.8%
Redmont Trading Corp.(1)	1,058,656	5.6%
Sea Consolidation S.A. of Panama(2)	1,579,616	8.3%

Officers and Directors

D. John Stavropoulos(3)	82,000	*
Nikolas P. Tsakos(4)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	2,000	*
Paul Durham	8,000	*
Torben Janholt	—	—
Peter Nicholson	12,000	*
Francis T. Nusspickel	1,000	*
William A. O’Neil	—	—
Antonio Taragoni	10,000	*
All officers and directors as a group (10 persons)(4)	141,000	*

*	Less than 1%

(1)	Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp., are wholly owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly owned by Tsakos Holdings Foundation. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council that controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Accordingly, the two members of the Tsakos family that serve as council members of the Tsakos Holdings Foundation may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.

(2)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.

(3)	As trustee, Mr. Stavropoulos has voting rights for 12,000 shares held by individual trusts created for the benefit his wife and each of his daughters. Thus, under SEC regulations, Mr. Stavropoulos may be deemed to be a beneficial owner of these 12,000 shares. Mr. Stavropoulos has no economic interest in these 12,000 shares.

(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., Sea Consolidation S.A. of Panama, or the Tsakos Holdings Foundation.

ITEM NO.	1 – ELECTION OF DIRECTORS

The Board has fixed its number at not less than five nor more than fifteen and currently consists of nine directors following the resignation of Mr. Plakopitas effective December 31, 2005. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year.

The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

Mr. Taragoni will complete his current term as director of the Company on June 1, 2006 and will not stand for re-election at this year’s Annual Meeting. Accordingly, Mr. Nusspickel and Mr. O’Neil have been chosen by lot to retire and present themselves for re-election.

Each of the nominees has consented to be named herein and to serve if elected. The Company does not know of anything that would preclude any nominee from serving if elected. If any nominee becomes unable to stand for election as a director at the meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

The Board recommends that shareholders vote for the election of each of the following nominees to the Board.

NOMINEES FOR ELECTION

Nominee	Age (1)	Position	Director Since
Francis T. Nusspickel (2) (3)	65	Director	2004
William O’Neil(3)	78	Director	2004

DIRECTORS CONTINUING IN OFFICE

Director	Age (1)	Position	Director Since
D.John Stavropoulos (2) (3) (4) (5) (6)	73	Chairman of the Board	1994
Michael G. Jolliffe (2) (3) (5)	56	Deputy Chairman of the Board	1993
Torben Janholt (3)	59	Director	2002
Peter Nicholson (2) (3) (6)	72	Director	1993
George V. Saroglou	41	Director	2001
Nikolas P. Tsakos (4) (5) (6)	42	President and Chief Executive Officer	1993

(1)	As of January 1, 2006

(2)	Member of Audit Committee

(3)	Member of Corporate Governance, Nominating and Compensation Committee

(4)	Member of Chartering Committee

(5)	Member of Capital Markets Committee

(6)	Member of Risk Committee

Nominees for Re-Election

The Board of Directors has nominated the following persons to serve as directors:

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

WILLIAM O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, the United Nations agency concerned with maritime safety and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. In 2004 Mr. O’Neil was elected as President of the Institute of Chartered Shipbrokers and was appointed President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

The following directors will continue in office:

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe is Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills SA., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc, a shipping company with a fleet of LPG ships quoted on the Nasdaq National Market. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Royal Olympic Cruise Lines, Inc. has filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company, since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992, he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J.Lauritzen Group and Chairman of the Danish Shipowners Association. Mr. Janholt is also a member of the executive committee of the International Chamber of Shipping and a member of the Board of the European Community Shipowners Association.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004 and is a trustee of the International Lifeboat Federation.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou serves as Chief Operating Officer and director of the Company. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is a member of the Board of Directors of DryShips Inc., an owner and operator of dry-bulk carriers, whose shares of common stock are listed on the Nasdaq National market. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

CORPORATE OFFICERS OF THE COMPANY

The corporate officers of the Company are appointed annually by the Board and serve at the discretion of the Board. The current corporate officers of the Company, their respective ages and positions are set forth below:

Name	Age	Position
Nikolas P. Tsakos	42	Chief Executive Officer
George V. Saroglou	41	Chief Operating Officer
Paul Durham	55	Chief Financial Officer

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since June 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

CORPORATE GOVERNANCE

The Company’s business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and the Company’s Memorandum of Association and Bye-laws. Members of the Board are kept informed of the Company’s business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. During the year ended December 31, 2005 four meetings of the Board including one by telephone conference call were held. With the exception of Messrs. Janholt and Plakopitas, who were absent from the June meeting of the board, Messrs. O’Neil and Plakopitas, who were absent from the July telephonic board meeting and Mr Jolliffe who was absent from the September board meeting, the directors attended all of the meetings of the Board and meetings of committees of which each director was a member.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Ethics;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that none of the other incumbent directors (Messrs. Stavropoulos, Jolliffe, Janholt, Nicholson, Nusspickel, O´Neil and Taragoni) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the new NYSE listing standards.

•	If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•	If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met in 2005 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2006. Mr. Stavropoulos will serve as the Presiding Director for purposes of these meetings.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Chartering Committee, a Capital Markets Committee and a Risk Committee.

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel was elected Chairman of the Audit Committee following the February 22, 2005 Audit Committee Meeting. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held three meetings during the fiscal year ended December 31, 2005. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s auditing standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board of Directors has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the listing standards of the New York Stock Exchange.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Stavropoulos and Taragoni, each of whom is an independent Director. Mr. Nicholson is Chairman of the Corporate Governance, Nominating and Compensation Committee and during certain meetings has requested that Mr. Stavropoulos serve as the Presiding Director of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under New York Stock Exchange and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Nicholson, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Taragoni and Tsakos. Mr. Taragoni is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Indemnification

Every director, secretary, officer of the Company and member of a committee constituted under the Bye-laws (and his heirs and legal representatives) will be indemnified out of the funds of the Company against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgement, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, secretary, officer or committee member while exercising his or her powers and discharging his or her duties under the Bermuda Companies Acts and the Company’s Bye-laws. The indemnity extends to any person acting as a director, secretary, officer or committee member in the reasonable belief that he or she has been so appointed or elected, notwithstanding any defect in such appointment or election. The indemnity contained in the Company’s Bye-laws does not extend to any matter which would render it void pursuant to the Bermuda Companies Acts.

How to Contact the Board and its Committees

We have established a process by which shareholders can contact our Board, including any committee of the Board or the independent members of the Board.

To contact the Board or a committee of the Board or the independent members of the Board, you may write to the following address:

TSAKOS ENERGY NAVIGATION LIMITED

c/o Chairman of the Corporate Governance, Nominating and Compensation Committee

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

•	All concerns and complaints will be received and processed by the Company’s Corporate Compliance Officer and/or the Company’s Internal Auditor.

•	Priority will be assigned to communications involving an allegation of a threat to a person, property or the environment, and to on-going or time-sensitive issues.

•	If you have provided your name, or have received a control number to permit anonymous or confidential treatment, you will receive a response to your communication by telephone or in writing.

•	The Chairman of the Board or the Chairman of the Corporate Governance, Nominating and Compensation Committee will decide whether to forward your communication to other Directors, including the Executive Directors, taking into account the substance of the communication and any request that may have been made regarding such dissemination.

•	Any proposal that a shareholder intends to present at the 2007 Annual Meeting of Shareholders of the Company, including nominations to the Board, must be received by the Chairman of the Corporate Governance, Nominating and Compensation Committee at the above address no later than December 20, 2006 for inclusion in the Company’s Proxy Statement and proxy for such meeting and must be otherwise in compliance with applicable SEC regulations. If a shareholder intends to present a proposal at the next Annual Meeting of Shareholders of the Company but does not seek to have the proposal included in the Company’s Proxy Statement and proxy, for purposes of SEC regulations, notice must be received by the Company at its principal executive offices no later than March 6, 2007. Use of certified mail is suggested.

To enable directors to attend the Annual Meeting of Shareholders, the Board has established a practice of scheduling a regular Board meeting to coincide with the Annual Meeting. In 2005, all directors except Messrs. Janholt and Plakopitas attended the Annual Meeting of Shareholders.

Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. Since we have no salaried executive employees, we have not included a report on executive officer compensation in this Proxy Statement. For the year ended December 31, 2005, the aggregate cash compensation of all of the members of the Board was approximately $505,000, as per the following fee allocation which was approved by the shareholders of the company in 2004:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a management fee per month for each of our ships. We do not provide benefits for directors upon the termination of their service with us.

The Company’s directors and senior management are also eligible to receive compensation directly from the Company in the form of stock options or grants. The last options to purchase common shares under the 1998 Stock Option Plan were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. During fiscal 2005 our directors and senior management exercised an aggregate of 148,913 options under the 1998 Stock Option Plan. As of December 31, 2005 a total of 12,638 options remain unexercised. As of the date of this proxy statement, no awards have been granted under the Company’s 2004 Incentive Plan.

The 2004 Incentive Plan authorizes the issuance of up to 500,000 shares in the form of grants or options. No awards have been made under the Plan. It is the intent of the Board for grants under the Plan of up to 300,000 shares to be made by September 30, 2006, of which up to 10,000 shares shall be awarded to the independent directors in the aggregate.

The Corporate Governance, Nominating and Compensation Committee adopted in 2004 a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components. The incentive award scale for 2004 and 2005 was:

R.O.E	Amount of award
Above
15.0%	$1.0 million
17.5%	$1.25 million
20.0%	$1.60 million
22.5%	$2.00 million
25.0%	$2.50 million

For 2005, Tsakos Energy Management has earned an award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping & Trading S.A. whose performance was critical in achieving a return on equity of 32%. This is the highest possible award that Tsakos Energy Management may be awarded under this incentive program.

In September 2005, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2006, as follows:

R.O.E	Amount of award
Above
15.0%	$1.25 million
17.5%	$1.75 million
20.0%	$2.25 million
22.5%	$2.75 million
25.0%	$3.50 million

Audit Committee Report

The Audit Committee of the Board reviews the Company’s financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee, and evaluate the work of the Company’s independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002 and the NYSE’s current listing standards.

The Company’s management is responsible for the Company’s financial reporting process including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Ernst & Young, Athens, Greece is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The responsibility of the Audit Committee is to oversee these processes. As part of this process the Audit Committee reviews the Company’s annual audited financial statements, quarterly financial statements and filings with the Securities and Exchange Commission. The Audit Committee also reviews reports on various matters, including: (1) critical accounting policies of the Company, (2) material written communications between the independent auditors and management, (3) the independent auditors internal quality-control procedures, (4) significant changes in the Company’s selection or application of accounting principles and, (5) the effect of regulatory and accounting initiatives on the financial statements of the Company. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year’s audit, the Company’s management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagements to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from the Company’s management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditor.

The Audit Committee has met and held discussions with the Company’s management and representatives of Ernst & Young, Athens, Greece. The Company’s management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with the Company’s management and Ernst & Young, Athens, Greece.

The Audit Committee discussed with Ernst & Young, Athens, Greece, the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees.”

Ernst & Young, Athens, Greece, also provided to the Audit Committee the written disclosures required by Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees,” and the Audit Committee discussed with Ernst & Young, Athens, Greece, the firm’s independence. The Audit Committee reviewed the audit and non-audit fees paid to Ernst & Young, Athens, Greece, and also considered whether non-audit services performed by Ernst & Young, Athens, Greece, were compatible in maintaining the auditor’s independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the

Company’s management and independent auditors, which, in their report, express an opinion on the conformity of the Company’s annual financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee’s discussions with the Company’s management and Ernst & Young, Athens, Greece and the Audit Committee’s review of the representations of the Company’s management and the report of the independent accountants to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 when filed with the SEC. The Audit Committee also approved, subject to shareholder ratification, the selection of Ernst & Young, Athens, Greece as the Company’s independent auditors.

FRANCIS T. NUSSPICKEL, CHAIRMAN, AUDIT COMMITTEE

MICHAEL G. JOLLIFFE

PETER NICHOLSON,

D. JOHN STAVROPOULOS

Independent Public Accountants

The accounting firm of Ernst & Young, Athens, Greece served as the Company’s independent public accountants for the years ended December 31, 2005 and December 31, 2004.

Principal Accounting Fees and Services

The Company paid Ernst & Young, Athens, Greece, an aggregate of Euro 229,840 and Euro 224,595 in audit fees for fiscal years 2005 and 2004 respectively. Audit fees consist of the audit of our annual financial statements, the review of quarterly financial statements, services rendered in connection with registration of securities and related comfort letters, consents related to SEC registration statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits and financial audits of subsidiaries. Ernst & Young did not provide any non-audit related services in 2004 or 2005, apart from tax services in 2005 and 2004 for Euro 18,000 each year.

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services. The Audit Committee is authorised to establish other policies and procedures for the pre-approval of such services. Where non-audit services are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares between March 6, 2002 and December 31, 2005, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on March 6, 2002. Past performance is not necessarily an indicator of future results.

Comparison Cumulative Total Return

Assumes Initial Investment of $100

Fiscal Year Ended December 31

ITEM NO. 2 – APPROVAL OF AUDITED FINANCIAL STATEMENTS

The Board, acting on the recommendation of the Audit Committee, recommends the approval by the Company’s shareholders of the audited financial statements for the fiscal year ended December 31, 2005 together with the report of the Company’s auditors, Ernst & Young, Athens, Greece. Representatives of Ernst & Young, Athens, Greece, are expected to be present at the 2006 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from shareholders.

ITEM NO. 3 – RATIFICATION OF APPOINTMENT OF AUDITORS

Appointment of Auditors

The Audit Committee of the Board, subject to the approval of the Company’s shareholders, as required by the Companies Act of 1981 of Bermuda, has appointed the firm of Ernst & Young, Athens, Greece, independent certified public accountants, as auditors of the Company for the year ending December 31, 2006. The Board, acting on the recommendation of the Audit Committee, recommends approval by the Company’s shareholders of the appointment of Ernst & Young, Athens, Greece as auditors of the Company for the fiscal year ending December 31, 2006.

The Audit Committee of the Board recommends that the shareholders vote for the ratification of Ernst & Young, Athens, Greece as the Company’s auditors for the fiscal year ending December 31, 2006.

ITEM NO.	4 – REMUNERATION OF THE DIRECTORS

We pay no cash compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2005, the aggregate cash compensation of all of the members of the Board was approximately $505,000.

The Board recommends that the shareholders vote to approve the same fee schedule for 2006 and to endorse aggregate share grants of up to 10,000 shares to the seven non-management directors.

ANNUAL REPORT TO SHAREHOLDERS

The Company’s 2005 Annual Report to Shareholders, which includes financial statements for the fiscal year ended December 31, 2005, accompanies this Proxy Statement. The Annual Report does not constitute a part of the proxy materials. It is important that proxies be returned promptly. Therefore, shareholders are urged to fill in, date, sign and return the enclosed proxy card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

George V. Saroglou
Chief Operating Officer Dated: April 18, 2006